[MGE Energy, Inc. logo]

MGE Energy, Inc.

P.O. Box 1231

Madison, WI 53701-1231

608-252-7000

Terry A. Hanson

Vice President, Chief Financial Officer

and Secretary

608-252-7075

January 30, 2007

Mr. Michael Moran

Branch Chief Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC  20549

Dear Mr. Michael Moran:

Set forth below are the responses of Madison Gas and Electric Company (MGE) and MGE Energy, Inc. (MGE Energy) to the letter dated December 29, 2006, from Michael Moran containing comments on the Form 10-K for the year ended December 31, 2005, filed by MGE Energy and MGE.

For convenience of reference, the text of the comments in the Staff's letter has been reproduced in italicized text below.

1.

In order to facilitate this review and reduce the number of comments we have not issued multiple comments for issues that may be applicable to more than one registrant referenced above in this letter. To the extent any comment applies to more than one registrant, please address the comment individually for each separate registrant.

Response:

We have noted your comment.

2.

We noted that 47.7% of your 2005 electric revenues came from commercial customers. Please explain to us if any one customer in particular comprised a material amount of revenue.

Response:

No one customer comprises a material amount of revenue for either MGE or MGE Energy. At December 31, 2005, the total gas and electric revenues of MGE's largest electric customer, a governmental entity, represented less than 5% of total operating revenues, and MGE's second largest electric customer, another governmental entity, accounted for 2% of total operating revenues. None of MGE's remaining commercial customers individually accounted for more than 1% of its total operating revenues. The percentages for MGE Energy are equivalent.

According to SOP 94-6, "financial statements should disclose certain concentrations if the concentration exists at the date of the financial statements, the concentration makes the enterprise vulnerable to the risk of a near-term severe impact, and it is at least reasonably possible that the events that could cause the severe impact will occur in the near term."

Additionally, per the provisions of SFAS 131, "if revenues from transactions with a single external customer amount to 10% or more of an enterprise's revenues, the enterprise shall disclose the fact, the total amount of revenues from each such customer, and the identity of the segment or segments reporting the revenues."

Accordingly, MGE concluded that the circumstances of these customers do not warrant disclosure under SOP 94-6. Principally, the governmental status of these customers and their credit status made it unlikely there would be a rapid decline of these customers in the near term. Additionally, because none of these customers account for 10% or more of the enterprise's revenues, disclosure was not required under SFAS 131.

Based on our assessment of SOP 94-6 and SFAS 131, a disclosure of these two customers was not included in the financial statements or footnotes as neither comprised a material amount of MGE revenue. We will continue to monitor the disclosure requirements in this area for future filings.

3.

Note 8 to your financial statements indicates that MGE Power West Campus is owned indirectly by MGE Energy and it appears that MGE consolidates MGE Power West Campus and appropriately reflects the minority interest for the portion of MGE Energy's earnings in MGE Power West Campus. You also indicate University of Wisconsin at Madison owns an interest in the project. In this regard, we note that MGE Energy and MGE are consolidating MGE Power West Campus, although we do not see any minority interest reflected on MGE Energy's Statements of Income. Please clarify what interest the University of Wisconsin holds in the project and how earnings are shared among the owners. Also, please explain the business purpose for structuring the facilities leases among MGE and an indirectly owned project of MGE Energy, namely MGE Power West Campus.

Response:

We believe it would be helpful to begin with a description of the ownership structure. MGE Energy owns 100% of MGE Power LLC and MGE. MGE Power LLC, in turn, owns 100% of MGE Power West Campus, LLC (MGE PWC). The indirect ownership reference to MGE PWC refers to the fact that it is a second tier subsidiary of MGE Energy.

MGE PWC and the University of Wisconsin at Madison (UW) each own an undivided interest in the assets of the West Campus Cogeneration Facility. Pursuant to the West Campus Cogeneration Facility Joint Ownership Agreement dated as of October 13, 2003, each entity is allocated a portion of the facility to represent its respective interest in the plant. MGE PWC owns 55% of the facility, which represents its interest in the electric generating assets, and the UW owns 45% of the facility, which represents its interest in the steam and chilled water assets. Each owner is severally liable only for the indebtedness it incurs in connection with its own interest in the property. In situations involving jointly owned plants in which the owners have an undivided interest in the plant's assets, such as the cogeneration facility in question, it is established industry practice for each co-owner to account separately for its share of the assets, liabilities, revenues and expenses of the jointly owned plant. In making this assessment, MGE referred to EITF 00-1, "Investor Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures." This issue addressed whether proportionate presentation was appropriate for an investment in an unincorporated legal entity. The legal structure for this transaction did not involve a separate legal entity to own the assets. Instead, the structure had a direct ownership in the assets of the facility. Therefore, MGE concluded it was appropriate for MGE PWC to recognize its share of the facility.

As previously noted, MGE PWC owns the electric generating assets and the UW owns the steam and chilled water assets of the plant. Since the UW does not own the electric generating assets, it does not share in the earnings of MGE PWC, which are derived from the ownership of the electric generating assets. Therefore, MGE PWC has not recognized a minority interest related to the UW's share of the plant since there is no minority interest as a result of the accounting for the jointly held plant.

In 2001, the State of Wisconsin enacted the leased generation law in order to provide financial incentives to encourage the development and construction of new electric generation within the state of Wisconsin. Under the law, nonregulated affiliates of the utility are allowed to propose long-term leasing arrangements for generating assets. These leasing arrangements have established fixed financial terms for the length of the lease. The cogeneration facilities owned by MGE PWC were constructed and financed in accordance with this law and orders issued by the Public Service Commission of Wisconsin (which regulates public utilities in Wisconsin).

4.

Please explain how you evaluated the facility leases of WCCF and the Elm Road interests under SFAS No. 13. Please summarize for us the structure of the leases (including all parties involved), the financial terms of the facility leases and how you are accounting for any rent reductions that may be present. We note in your section entitled general to your MD&A discussion and note 2 to your financial statements that you are consolidating both the cogeneration project of WCCF and your 8.33% ownership interests in MGE Power Elm Road. Please provide to us your detailed FIN 46 analysis for each project.

Response:

WCCF Lease

Structure of Lease

MGE PWC owns the electric generating assets of the West Campus Cogeneration Facility (WCCF) and leases those assets to MGE, the regulated utility. MGE is responsible for the lease payments to MGE PWC under a facility lease that was approved by the Public Service Commission of Wisconsin. The lease term has a fixed monthly rental payment for a 30-year term, unless plant additions are made by MGE PWC. The fixed rental payments were determined between the various parties assuming a rate regulatory recovery approach with a hypothetical capital structure of 53% equity and 47% long-term debt, and a return on equity of 12.1%. The fixed rental payments are charged to the MGE electric customers and recovered accordingly. The lease is a capital lease under generally accepted accounting principles. MGE (the utility) operates the facility.

Lease Accounting Analysis

The arrangement between MGE and MGE PWC is considered a lease under EITF 01-08. The analysis under SFAS 13 resulted in recognizing the facility lease as a capital lease for MGE and a direct financing lease for MGE PWC. Based on the fact that both MGE and MGE PWC are 100% owned subsidiaries of MGE Energy (MGE PWC is owned by MGE Power LLC, which is owned by MGE Energy), the lease between the parties is considered a related party lease. The lease meets the criteria of paragraph 7(c) and 7(d) of SFAS 13 and is recorded as a capital lease by MGE, the lessee. Both MGE and MGE PWC will account for the lease under identical terms. The lease requires the cost of the plant be recovered during the base term of the facility lease. This recovery period results in the present value of the minimum lease payments equaling 100% of the fair market value of the plant and meets the criteria of SFAS 13, paragraph 7(d). The economic useful life of the plant is 40 years. The base term of the lease is 30 years and represents 75% of the economic useful life of the property and meets the criteria of SFAS 13, paragraph 7(c).

Upon consolidation under the requirements of FIN No. 46(R), the facility lease transaction between the two entities is eliminated.

FIN 46(R) Analysis

MGE PWC is a variable interest entity (VIE) pursuant to FIN No. 46(R), as the equity investment at December 31, 2003, was not sufficient to permit the entity to finance its activities without additional subordinated support. MGE holds an indirect interest in the VIE under FIN No. 46(R) due to the long-term lease arrangement described above between MGE and MGE PWC. MGE PWC leases a major portion of its assets, an electric power plant, to MGE. The substantial risks associated with the power plant asset during operation (including the ability to sell the electrical output and the value of the plant) are assumed by MGE through the leasing arrangement.

Evaluation under FIN 46(R):

The first assessment under FIN 46(R) was to determine if MGE PWC was within the scope of FIN 46(R). MGE PWC was included in the scope of FIN 46(R) since it was not deemed to be a business under the definition in Appendix C of FIN 46(R) or to meet any of the other exceptions listed in FIN 46(R) Section 4(a)-4 (i).

The second assessment was to determine if MGE PWC was a VIE as defined in paragraph 5 of FIN 46(R). As of the date of the evaluation of FIN 46(R), MGE PWC did not have sufficient equity to permit the entity to finance its activities without the additional support of its parent and therefore met the criteria in paragraph 5(a) of FIN 46(R). The member equity represented less than 10% of the total assets of the entity and did not meet the minimum equity levels to satisfy this criteria. In addition, MGE PWC met the criteria under 5(b)(2) of FIN 46(R) since MGE Energy, as the equity investor, has the ability to protect itself directly or indirectly from the expected losses as the 100% owner of MGE.

In accordance with paragraph 16 of FIN 46(R), for purposes of determining whether an entity is the primary beneficiary of a VIE, an enterprise with a variable interest shall treat variable interests in that same entity held by its related parties as its own interests. Under paragraph 17 of FIN 46(R), if two or more related parties hold variable interests in the same VIE, and the aggregate variable interest held by those parties would identify that party as the primary beneficiary, then the party that is most closely associated with the VIE is the primary beneficiary. In our judgment, MGE was the party most closely associated with MGE PWC based on the relevant accounting guidance and known activities of the parties to MGE PWC and thus considered the primary beneficiary.

Elm Road Generating Lease

Structure of Lease

MGE Power Elm Road, LLC (MGE PER) will own an undivided interest in a new clean-coal plant currently under construction in Oak Creek, Wisconsin. MGE PER's 8.33% interest in the two generating units will represent approximately 50 megawatts for each unit. Similar to the WCCF lease described above, MGE PER will lease the generating assets to MGE, the regulated utility. MGE is responsible for the lease payments to MGE PER under a facility lease that was approved by the Public Service Commission of Wisconsin. The lease term has a fixed monthly rental payment for a 30-year term, unless plant additions are made by MGE PER. The fixed rental payments were determined between the various parties assuming a rate regulatory recovery approach with a hypothetical capital structure of 55% equity and 45% long-term debt, and a return on equity of 12.7%. The fixed rental payments will be charged to the MGE electric customers and recovered accordingly. For the first five years, there is a 5% lease payment reduction. The lease is a capital lease under generally accepted accounting principles.

Lease Accounting Analysis

The analysis under SFAS 13 is the same as discussed for the WCCF lease.

Upon consolidation under the requirements of FIN 46(R), the facility lease transaction between the two entities is eliminated.

FIN 46(R) Analysis

MGE PER is a VIE pursuant to FIN No. 46(R), as the equity investment at December 31, 2005, was not sufficient to permit the entity to finance its activities without additional subordinated support. MGE holds an indirect interest in the VIE under FIN No. 46(R) due to the long-term lease arrangement between MGE and MGE PER. MGE PER will lease a major portion of its assets, a power plant, to MGE. The substantial risks associated with the power plant asset during operation (including the ability to sell the electrical output and the value of the plant) will be assumed by MGE through the leasing arrangement.

Evaluation under FIN 46(R):

The first assessment under FIN 46(R) was to determine if MGE PER was within the scope of FIN 46(R). MGE PER was included in the scope of FIN 46(R) since it was not deemed to be a business under the definition in Appendix C of FIN 46(R) or to meet any of the other exceptions listed in FIN 46(R) Section 4(a)-4(i).

The second assessment was to determine if MGE PER was a VIE as defined in paragraph 5 of FIN 46(R). As of the date of the evaluation of FIN 46(R), MGE PER did not have sufficient equity to permit the entity to finance its activities without the additional support of its parent and therefore met the criteria in paragraph 5(a) of FIN 46(R). The member equity represented less than 10% of the total assets of the entity and did not meet the minimum equity levels to satisfy this criteria. In addition, MGE PER met the criteria under 5(b)(2) of FIN 46(R) since MGE Energy, as the equity investor, has the ability to protect itself directly or indirectly from the expected losses as the 100% owner of MGE.

In accordance with paragraph 16 of FIN 46(R), for purposes of determining whether an entity is the primary beneficiary of a VIE, an enterprise with a variable interest shall treat variable interests in that same entity held by its related parties as its own interests. Under paragraph 17 of FIN 46(R), if two or more related parties hold variable interests in the same VIE, and the aggregate variable interest held by those parties would identify that party as the primary beneficiary, then the party that is most closely associated with the VIE is the primary beneficiary. In our judgment, MGE was the party most closely associated with MGE PER based on the relevant accounting guidance and known activities of the parties to MGE PER and thus considered the primary beneficiary.

MGE PER, along with others, owns an undivided interest in the assets of the Elm Road generation facility. Pursuant to the Elm Road Generating Station I and II Joint Ownership Agreements, each dated as of December 17, 2004, each owner is allocated a portion of the generating units to represent its respective interest in the plants. MGE PER owns a 8.33% interest in two separate generating units, which represents approximately 50 MW for each unit. Each owner is severally liable only for the indebtedness it incurs in connection with its own interest in the property. In situations involving jointly owned plants in which the owners have an undivided interest in the plant's assets, such as the generating units in question, it is established industry practice for each co-owner to account separately for its share of the assets, liabilities, revenue and expenses of the jointly owned plant. In making this assessment, MGE referred to EITF 00-1, "Investors Balance Sheet and Income Statement Display under the Equity Method for Investments in Certain Partnerships and Other Ventures." This issue addressed whether proportionate presentation was appropriate for an investment in an unincorporated legal entity. The legal structure for this transaction did not involve a separate legal entity to own the assets. Instead, the structure had a direct ownership in the assets of the facility. Therefore, MGE concluded it was appropriate for MGE PER to recognize its share of the facility.

5.

You indicate that dividend payments by MGE to MGE Energy are subject to restrictions arising under a PSCW rate order and, to a lesser degree, MGE's First Mortgage Bonds. Please describe the nature of the restrictions on the ability of the subsidiaries to transfer funds to the holding company. Further, disclose the amount of retained earnings or net income restricted. See Rule 4-08 of Regulation S-X. In this regard, please tell us what consideration you gave to providing Schedule I and the related disclosures set forth in Rule 12-04 of Regulation S-X.

Response:

There are two potential dividend restrictions that apply solely to dividends that may be declared and paid by MGE to MGE Energy. They do not affect dividend declarations or distributions by MGE Energy's other subsidiaries, such as MGE Power LLC, MGE Power West Campus, LLC or MGE Power Elm Road, LLC.

The first restriction on MGE comes from its regulator. The Public Service Commission of Wisconsin (PSCW) is an independent state agency that oversees public utilities. As disclosed on page 40 of MGE Energy's/MGE's 2005 Form 10-K, pursuant to the terms of the rate order issued by the PSCW in December 2004, the PSCW may restrict MGE from paying dividends "in excess of the typical level" to MGE Energy if the level of common equity in the utility is lower than 55%. The PSCW computes this ratio based on the utility statements only and does not include the debt or equity of any entities consolidated under FIN 46(R). In other words, these restrictions do not extend to MGE Power West Campus or MGE Power Elm Road as they are nonregulated entities consolidated under FIN 46(R). The PSCW does not have jurisdiction over these entities. The restrictions instituted by the PSCW do not include specific restrictions on net income or retained earnings and do not prevent the company from issuing loans. However, the restrictions could limit the amount of dividends paid to MGE Energy if MGE's capitalization ratio is less than 55%. At December 31, 2005, under the formula prescribed by the PSCW, MGE had a 55.7% level of common equity. Because the level of common equity was above 55%, the aforementioned restriction on dividends was not applicable at December 31, 2005, and there were no restricted assets.

The second restriction on MGE comes from its mortgage bond indenture. As disclosed on pages 83 and 40 of MGE Energy's/MGE's 2005 Form 10-K, per the terms of MGE's mortgage bond indenture, MGE may not declare or pay dividends on its common stock or make any other distribution unless, after giving effect thereto, the aggregate amount of all such dividends and distributions subsequent to December 31, 1945, is less than the earned surplus accumulated subsequent to December 31, 1945. Under the indenture, earned surplus is defined as accumulated or retained earnings excluding the impact of dividends paid. The terms and conditions of the indenture do not extend to entities consolidated into MGE in accordance with FIN 46(R). Accordingly, the earnings or dividend activity of MGE Power West Campus and MGE Power Elm Road are not included in the aforementioned calculation, nor are they impacted by these restrictions. The indenture does not contain any language that specifically restricts net income or retained earnings and does not prevent MGE from issuing loans. At December 31, 2005, MGE had $148.2 million in dividends available for payment. Because the amount of dividends that could be declared exceeded the net assets of MGE at December 31, 2005, the indenture did not restrict any of MGE's net assets.

In accordance with Rules 5-04 and 12-04 of Regulation S-X, condensed parent company financial information is required if the restricted net assets of consolidated subsidiaries exceed 25% of the consolidated net assets as of the end of the most recent fiscal year. Under Rule 4-08(e)(3) of Regulation S-X, restricted net assets include amounts that may not be transferred to the parent company in the form of loans, advances, or cash dividends by the subsidiaries without the consent of a third party. Under Rule 4-08(e)(3), where the restrictions on loans differ from the restrictions on dividends, the least restrictive should be used.

At December 31, 2005, there were no restricted assets or restrictions on issuing loans as a result of either the PSCW order or the mortgage indenture and therefore, MGE concluded that Schedule I was not required.

6.

Please explain in detail why the balance of unbilled revenues was larger relative to that of trade receivables for 2004 versus 2005. Please also explain why unbilled revenues constitute 30-34% of total receivables.

Response:

The 30-34% noted above appears to take into account the impact of fluctuations in MGE and MGE Energy's other accounts receivable balance. As described in Footnote 1 to the financial statements, the other accounts receivable balance represents receivables generated from nonregulated operations or from activities that are outside of the core business. Accordingly, these balances have no bearing on or relation to our trade or unbilled receivables. Below is the computation of MGE's unbilled revenues to total receivables, excluding the impact of other receivables:

	2005		2004	$ Change		% Change
Accounts Receivable	$49,230		$34,212	$15,018		44%
Unbilled Receivables	30,432		24,880	5,552		22%
Total Customer Receivables	$79,662		$59,092	$20,570		35%

	2005			2004
Unbilled Receivables	$30,432	=	38%	$24,880	=	42%
Total Customer Receivables	$79,662			$59,092

MGE's accounts receivable balance at December 31, 2005, was 44% higher than the balance at December 31, 2004. MGE's accounts receivable balance includes billed, unpaid metered usage for a portion of the last period in the reporting period (e.g., December) and a portion of the usage for the previous month (e.g., November) plus any unpaid balances from prior months (e.g., September, October, November). On December 21, 2004, the Public Service Commission of Wisconsin (PSCW) authorized increases in 2005 electric and gas revenues, which increased customer receivables. In addition, due to the natural disasters that occurred in the Gulf of Mexico, and the reduced availability of natural gas supplies, fuel and purchased power costs increased during the latter portion of 2005. As a result, MGE applied for, and received authorization from the PSCW to implement, a surcharge to collect a portion of those additional costs, again increasing customer receivables. . Gas and electric sales volumes for the three months ended December 31, 2005, were also higher than those for the same period in the prior year. The aforementioned increases in rates and volumes caused MGE's accounts receivable balance at December 31, 2005, to be higher than that at December 31, 2004.

We have also examined the difference in the amount of unbilled revenues as of December 31, 2004, versus the amount of unbilled revenues as of December 31, 2005. MGE's unbilled receivable balance at December 31, 2005, was 22% higher than the unbilled receivable balance at December 31, 2004. MGE's unbilled receivable balance represents the estimated usage that has occurred between the last meter read and the last day of the accounting period. Due to the volume of customers and the size of MGE's service territory, it is not feasible to read all meters on the last day of the accounting period. Accordingly, MGE employs a methodology to estimate the amount of usage that has occurred between the last meter read and the last day of the accounting period. As a result of higher gas and electric rates and higher gas and electric sales volumes for the month ended December 2005, the unbilled receivable balance at December 31, 2005, was higher than the balance at December 31, 2004.

Based on MGE's experiences and the information available through MGE's billing system, MGE concluded that the relationship between unbilled revenues and accounts receivable is not the most appropriate metric to assess the validity of the unbilled receivable estimate. MGE has identified various factors that may cause anomalies or inconsistencies in this relationship. For instance, this relationship may be skewed by the receivables aging composition, changes in weather during a given period, inconsistencies in consumption patterns, changes in customer rate mix, or movements in rates throughout a given reporting period.

MGE believes a more refined approach for monitoring the balance of unbilled revenue is through the comparison of such things as unbilled receivables to billed sales for electricity, and unbilled sales to system gas available. As mentioned on page 46 of MGE Energy's/MGE's 2005 Form 10-K, MGE monitors the ratio of unbilled electric receivables to total electric sales. MGE expects that this ratio will settle into a range of 40-60%. At December 31, 2005, and December 31, 2004, unbilled electric receivables was 51% and 50% of billed electric sales, respectively. If the ratio is outside of these parameters, further investigation is required. MGE also prepares graphical analysis tracking unbilled gas receivables as a percent of system gas available and billed revenue per therm (a quantity measurement) of delivered gas to unbilled revenue per therm of delivered gas. The results of our assessment of these metrics for December 31, 2004, and December 31, 2005, were consistent with our expectations.

Based on the analysis completed as of December 31, 2005 and 2004, and subsequent review after the unbilled receivables estimates were recorded, we believe the unbilled revenue balances as of December 31, 2005 and 2004, were appropriate and reasonable and fairly stated in all material respects.

7.

Prospectively disclose and explain to us how you account for costs associated with planned major maintenance activities regarding your generation facilities. Please refer to FASB Staff Position, "Accounting for Planned Major Maintenance Activities,"- FSP AUG AIR-1, which was posted on September 8, 2006.

Response:

MGE Energy and MGE account for the cost of planned major maintenance activities via the direct expensing method. In other words, all costs related to such activities are expensed as incurred. MGE Energy and MGE will include a disclosure addressing this treatment in their Form 10-K for the year ended December 31, 2006.

We acknowledge that:

•

We are responsible for the adequacy and accuracy of the disclosure in our filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff's comments or if you would like to discuss any other matters, please contact me at 608-252-7075. If for any reason it would be useful to contact me by e-mail, my address is thanson@mge.com.

Sincerely, /s/ Terry A. Hanson Vice President, Chief Financial Officer and Secretary (Chief Financial and Accounting Officer)

ms